UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Elizabeth Corley appointed to board of Pearson

Pearson, the world's leading learning company, today announces the appointment of Elizabeth Corley as an independent non-executive director, effective from May 1st 2014.

Elizabeth is Chief Executive Officer of Allianz Global Investors, one of the world's leading investment organisations. She is a member of the European Securities and Markets Authority's stakeholder group, an Advisory Council member of TheCityUK Ltd, and is a non-executive director on the UK Financial Reporting Council.

Elizabeth was named Most Influential Woman in Asset Management in 2009, CEO of the Year in 2011 and Most Influential Person in Asset Management in 2012 by Financial News. She is a member of the Committee of 200, a membership organization of the world's most successful women business leaders.

Pearson chairman Glen Moreno said:

"Elizabeth is a globally respected leader in business and finance. Her experience and insights will be valuable as we continue to deepen our engagement with investors and other stakeholders."

Glen Moreno added:

"We continue to strengthen Pearson's board skills to align with our strategy. In the past few years, we have developed significant business, education, digital learning and growth markets expertise. We are now focused on adding additional digital and technology skills to the board in the next twelve months."

Pearson's full board of directors are listed here:
http://www.pearson.com/about-us/board-of-directors.html

ENDS

For more information

Simon Mays-Smith / Brendan O'Grady/ Pippa Vaux + 44 (0)207 010 2310

PEARSON plc

Date: 17 April 2014

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary